Exhibit 8.1

List of Major Subsidiaries and Variable Interest Entities

Subsidiary	Jurisdiction of Organization

Weibo Hong Kong Limited	Hong Kong

Weibo Internet Technology (China) Co. Ltd.	PRC

Beijing Weimeng Technology Co. Ltd	PRC

Beijing Weibo Interactive Internet Technology Co., Ltd.	PRC